UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number 001-42015

Solaris Resources Inc.

(Translation of registrant’s name into English)

 Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐ Form 40-F ☒

Incorporation by Reference

Exhibit 99.1 to this Form 6-K of Solaris Resources Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statements on Form F-10 (File No. 333-280241) and Form S-8 (File No. 333-283247) of the Company, as amended or supplemented.

The below documents are being submitted herewith.

Exhibit	Description
99.1	Material Change Report
99.2	Form 45-106F1 Report of Exempt Distribution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Solaris Resources Inc.
(Registrant)

Date: December 13, 2024	By:	/s/ Tom Ladner
	Name:	Tom Ladner
	Title:	VP Legal

2